345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990 www.loeb.com

October 1, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	David Lin
J. Nolan McWilliams

Re: Aldel Financial Inc.
Preliminary Proxy Statement on Schedule 14A Filed August 27, 2021
File No. 001-40244

Dear Mr. Lin and Mr. McWilliams:

On behalf of Aldel Financial Inc. (the “Company”), we are hereby responding to the letter dated September 23, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Preliminary Proxy Statement on Schedule 14A Filed August 27, 2021, File No. 001-40244 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Questions and Answers About the Proposals

Q. What interests do Aldel's current officers and directors have in the Business Combination?, page 11

1.	We note your disclosure that the Sponsor, as well as the officers, directors and advisors of Aldel have agreed to waive their redemption rights with respect to any shares of Aldel’s capital stock they may hold in connection with the consummation of the Business Combination. Please describe any consideration provided in exchange for this agreement.

RESPONSE: No consideration was paid by any person in exchange for their agreement to waive their redemption rights with respect to any shares of Aldel’s capital stock they may hold in connection with the consummation of the Business Combination.

Summary of the Proxy Statement, page 18

2.	Please revise the forepart of your document to add diagrams depicting the pre- combination organizational structure of both Aldel and Hagerty and the post-combination organizational structure of the combined company. Also, please ensure that these diagrams, as applicable, clearly identify ownership percentages of the different securityholder groups, such as the Sponsor, the public shareholders of Aldel, existing shareholders of Hagerty, and the PIPE investors under both no and maximum redemption scenarios.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 19, 21 and 22 of the Amended Proxy Statement with diagrams depicting the pre- combination organizational structure of both Aldel and Hagerty and the post-combination organizational structure of the combined company, including the ownership percentages of various securityholder groups.

3.	We note your disclosure on page 19 regarding your Net Promoter Score (NPS). Please revise to briefly explain how NPS is measured and its significance, or alternatively, include a cross-reference to your related disclosure elsewhere (e.g., pages 186 and 207).

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure on page 19 of the Amended Proxy Statement to cross-reference the disclosure regarding NPS on pages 191 and 214 of the Amended Proxy Statement.

Risk Factors

We may be subject to cyberattacks, and our reliance on third party providers..., page 39

4.	We note your disclosure that you "experienced an unauthorized access into [your] online insurance quote system in 2021 where certain pieces of consumer data were compromised." Please describe in greater detail any material impact of this incident and discuss the adequacy of preventative actions taken to reduce cybersecurity risks and the associated costs. See Item 105 of Regulation S-K and the Commission Statement and Guidance on Public Company Cybersecurity Disclosures dated February 26, 2018.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 41 of the Amended Proxy Statement. As supplemental information for the Staff, no Hagerty systems or databases were compromised as part of the incident described on page 41 of the Amended Proxy Statement. The nature of the attack was a misuse of the pre-fill function of Hagerty’s online quote tool to fraudulently obtain data, including driver’s license numbers, which were present in clear text within Hagerty’s source code. The attackers, using automated means (i.e. “bots”), leveraged actual personal information already in their possession to obtain driver’s license numbers in an apparent attempt to fraudulently obtain unemployment benefits.

Hagerty conducted a full investigation, made all required individual, regulatory and Credit Reporting Agency notifications, voluntarily informed the relevant state Department of Labor, and took a series of steps to remediate this issue, including:

•	disabling the quote tool until it was secured and tested;
•	accelerating the release of new site features, including an updated reCaptcha;
•	reviewing the entire codebase to identify and index additional areas of private data disclosure and processing;
•	developing enhanced alerting;
•	conducting full penetration testing by external vendors of end-to-end quote flow and all other online web forms; and
•	delaying the use of pre-fill information until results of penetration tests on all pages had been completed.

The pre-fill function was reactivated on April 22, and the websites have been monitored for suspicious activity since. Hagerty has observed no further anomalous activity since implementing the above-listed measures. Hagerty has responded to all regulatory requests for information, and it has not been the subject of any adverse regulatory findings to date.

Hagerty estimates that its total incurred costs related to this incident are less than $750,000, which Hagerty believes is immaterial. Hagerty currently anticipates that the majority of these costs will be covered through Hagerty’s cybersecurity insurance policy.

Risks Related to Aldel and the Business Combination, page 57

5.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering, including the absence of due diligence conducted by an underwriter subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 61 of the Amended Proxy Statement.

6.	Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 11 of the Amended Proxy Statement.

7.	Please highlight that the Sponsor and public shareholders may experience different rates of return and clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders of Aldel experience a negative rate of return in the post-business combination company.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 12 and 63 of the Amended Proxy Statement.

Aldel’s Public Stockholders may experience dilution as a consequence of, among other transactions, the issuance of Common Stock..., page 63

8.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 66 of the Amended Proxy Statement.

9.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 66 and 130 of the Amended Proxy Statement.

10.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 8 of the Amended Proxy Statement.

Proposal 1 – The Business Combination Proposal PIPE Subscription Agreements, page 124

11.	Please highlight material differences in the terms and price of securities issued at the time of the initial public offering as compared to private placements contemplated at the time of the business combination. Also discuss the key terms of any convertible securities (e.g., the PIPE Warrants) and disclose the potential impact of those securities on non- redeeming shareholders.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 23, 130 and 245 of the Amended Proxy Statement.

Executive Officers and Directors of Aldel Conflicts of Interest, page 169

12.	You state on page 252 that your existing corporate charter waives the corporate opportunities doctrine. Please revise your disclosure on page 169 to clarify that your charter currently includes this provision. Please also briefly discuss whether this provision impacted your search for an acquisition target.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 174 of the Amended Proxy Statement.

Information About Hagerty, page 182

13.	Please revise to provide independent support for the following statements:

•	in the fourth bullet on page 182, the statement that the valuation tools available on your automotive enthusiast platform are "market-leading";

•	in the first paragraph on page 183, the statement that you are one of the "leading providers of collector insurance"; and

•	in the second paragraph on page 188, the statement that most other specialty insurance companies that offer collector vehicle insurance are "small relative to Hagerty."

RESPONSE: The Company acknowledges the Staff’s comment. The Company has changed the description of Hagerty’s valuation tools to “innovative” in lieu of “market-leading.” Additionally, the Company has removed the statement that most other specialty insurance companies that offer collector vehicle insurance are small relative to Hagerty. With respect to Hagerty being one of the “leading providers of collector insurance,” the Company advises the Staff that it believes this to be supported based on several criteria. First, Hagerty has been operating in the collector automobile insurance space for almost 30 years. During this time, Hagerty has become extremely familiar with the market for collector automobile insurance. Based upon its unique knowledge of the market, Hagerty believes that it is the largest independent provider of insurance for collector automobiles. Second, Hagerty has alliances with nine of the 10 largest U.S. auto insurance companies (as ranked by S&P Global Market intelligence based upon 2020 direct premiums written). Those alliances are exclusive to Hagerty and prohibit the insurance carriers from partnering with other providers of collector car insurance policies. Finally, based upon its knowledge of the market and the competitive landscape, Hagerty believes that NSM Insurance Group is the next largest provider of collector automobile insurance after Hagerty. NSM has a reportable segment for specialty transportation, which includes its collector automobile insurance. In 2020, NSM reported insurance premiums from this segment of $310 million. Hagerty’s reported insurance premiums for the same period were $579 million. For all of these reasons, the Company respectfully submits that it has data and market intelligence to support the conclusion that it is one of the “leading providers of collector insurance.”

14.	Please disclose in greater detail the material terms and conditions of:

•	the four distribution partner marketing relationships to which approximately 16% of your commission revenues are attributed, as disclosed at the bottom of page 37;

•	your contracts or relationships with key underwriting carrier partners, including Markel, Aviva and State Farm, from which you derive a large portion of your revenue, as disclosed on page 46; and

•	the joint venture you formed in 2020 to build out Hagerty Garage + Social, as disclosed at the bottom of page 186.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure regarding (i) the four distribution partner marketing relationships to which approximately 16% of Hagerty’s commission revenues are attributed, (ii) Hagerty’s contracts and relationships with key underwriting carrier partners, including Markel, Aviva and State Farm, from which Hagerty derives a large portion of its revenue and (iii) the joint venture Hagerty formed in 2020 to build out Hagerty Garage + Social, beginning on page 195 of the Amended Proxy Statement under a new section entitled “Distribution, Marketing and Strategic Relationships.”

Management of New Hagerty After the Business Combination Director Independence, page 199

15.	We note your disclosure on page 72 that following consummation of the Merger, New Hagerty will qualify as, and intends to elect to be treated as, a “controlled company” under the NYSE listing standards and will not be required to comply with certain provisions of the NYSE listing requirements. Please include related disclosure in this section.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on page 205 of the Amended Proxy Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Hagerty Overview, page 204

16.	Please discuss, including quantitatively where possible, any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example a significant decrease in net income for the six months ended June 30, 2021 compared to the same period in 2020. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hagerty to further describe trends and uncertainties that have had, or that the Company reasonably expects will have, a material impact on revenue or results of operations. Please see the additional disclosure under the heading “Key Factors and Trends Affecting our Operating Performance,” beginning on page 215 of the Amended Proxy Statement. Hagerty has not identified any other known trends or uncertainties that have had, or that it reasonably expects will have, a material favorable or unfavorable impact on revenue or results of operations.

Components of Our Results of Operations Membership and Other Revenue, page 209

17.	Please revise to address how you recognize revenues for each of the channels identified as part "membership and other revenue" on page 206.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on page 213 of the Amended Proxy Statement under the heading “Membership and Other Revenue” and on page 216 under the heading “Membership and Other Revenue.”

Costs and Expenses Salaries and benefits, page 211

18.	Please revise to quantify the numerical increase in new employees that led to the 21.3% growth in these costs during the period.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 220, 223 and 226 of the Amended Proxy Statement to reflect the number of new employees over the periods presented.

Earned premium, page 211

19.	Please revise to disclose amount of written premiums in each of the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 219, 223 and 226 of the Amended Proxy Statement, under the headings “Earned Premium,” which describes the increase in premium written by Hagerty’s insurance carrier partners, leading to an increase in premium assumed by Hagerty Re, and therefore, an increase in earned premium. Assumed premium earned by Hagerty Re generally grows in tandem with the increase in premiums written by Hagerty’s insurance carrier partners.

Membership and other revenue, page 211

20.	Please revise to quantify the different components of membership and of other revenues with more granularity and discuss the reasons for related specific changes during the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 219, 223 and 226 of the Amended Proxy Statement, under the heading “Membership and other revenue.” The Company further advises the Staff that an increase in membership fees collected (driven by an increase in HDC memberships), income derived from events, and motorsports registration income (due to an increased number of motorsport event registrations), led to the overall increase in membership and other revenue.

Results of Operations Commission and fee revenue, page 211

21.	Please revise to separately disclose the revenues recognized from both new and renewal policies in force during the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 216, 219 and 222 of the Amended Proxy Statement regarding revenues recognized from new policies and revenues recognized from renewal policies during the periods presented.

22.	Please revise to separately (i) disclose here the revenues you recognize from “agent” and “direct” sources and (ii) discuss the reasons for changes within and among these categories for each of the periods presented. In addition, revise to address whether commission revenue percentages differ depending on the source.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 216, 219 and 222 of the Amended Proxy Statement (i) disclosing revenues recognized from “agent” sources and “direct” sources for the periods presented, and (ii) specifying the reasons for changes among these categories for each of the periods presented. Further, the Company has added disclosure on pages 219, 223 and 226 of the Amended Proxy Statement to clarify that commission rates do not changes based on the distribution channel.

23.	Please revise to provide a discussion of revenues, trends, and change drivers in each of the geographic areas in which you operate (the U.S., Canada, and the U.K.) for the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 216, 219 and 223 of the Amended Proxy Statement with tables displaying the revenues in each of the U.S., Canada and the U.K. for the periods presented, as well as a discussion regarding the change drivers in each such geographic area for the periods presented.

Ceding commission, page 212

24.	Please revise to (i) disclose the amount of premiums ceded and the U.S. quota share percentages in each period presented and to (ii) address the reasons for period-over-period changes.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 220, 224 and 227 of the Amended Proxy Statement with (i) tables displaying the amount of premiums assumed and the quota share percentages in each of the periods presented and (ii) discussion regarding the reasons for period-over-period changes.

Depreciation and amortization, page 212

25.	Please revise to provide a discussion of the impact that each of your business combinations and asset acquisitions had on the depreciation and amortization expense for the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 221 and 224 to quantify the impacts that acquisitions had on depreciation and amortization expenses for the periods presented.

Liquidity and Capital Resources, page 216

26.	Please revise to provide a more granular discussion of the operating, investing, and financing cash flow activities, including quantification of the material components impacting these cash flows and driving changes for the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure under “Operating Activities,” “Investing Activities” and “Financing Activities” on pages 228-231 to provide a more granular discussion of cash flows, including quantification of the material components impacting these cash flows and driving changes for the periods presented.

Description of New Hagerty's Securities After the Business Combination, page 238

27.	Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 252 of the Amended Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of Aldel and New Hagerty, page 256

28.	Please also disclose the Sponsor's and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the Sponsor has the right to acquire beyond 60 days.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 269 of the Amended Proxy Statement.

Please call me at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari

Janeane Ferrari

Partner